November 12, 2004

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

RE:	Securities and Exchange Commission (“SEC” or the “Staff”) examination of Professionally Managed Portfolios (the “Trust” or “Registrant”) under Sarbanes-Oxley Act of 2002.

Dear Mr. Eskildsen:

This letter is in response to the Staff’s oral comments and suggestions on October 18, 2004 pursuant to your review of the Trust under the Sarbanes-Oxley Act of 2002. For your convenience in reviewing the Trust’s responses to the Staff’s comments, the Staff’s comments are set forth in bold typeface immediately followed by the Funds’ responses.

In addition, in connection with this response, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in response to Staff comments, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made; and

3.	The Registrant represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED OCTOBER 18, 2004

Fund Websites

1.	We note that with respect to the Duncan-Hurst Funds, the Fund website did not contain the most up-to-date annual report for the Funds. In addition, we note that with respect to the Hester Total Return Fund (the “Hester Fund”), the Fund website contained an outdated prospectus. Please make sure shareholder documents on Fund websites are current.

As of October 18, 2004, (a) the Duncan Hurst Funds removed their report from their website, and (b) the Hester Fund updated their report. On a going forward basis, if a Fund posts such documents on its website such Fund undertakes to make sure that its website contains the most updated version.

Management Discussion of Fund Performance

2.a	With respect to the following Funds: Portfolio 21 (“P21”), each of the FundX Upgrader Funds, The Osterweis Strategic Income Fund, each of the Duncan-Hurst Funds and The Leonetti Balanced Fund; we note that the Managements Discussion of Fund Performance (“MDFP”) in the Funds’ annual reports only discusses the preceding six-month period. Pursuant to Item 21(b)(7) of form N-1A, such discussion should cover the most recently completed fiscal year.

With respect to P21 we have provided the disclosure required by Item 21 (b)(7) in its annual report dated August 31, 2004. Furthermore, the Trust undertakes to make sure that each of the Fund’s annual reports will contain such discussion in the future.

2.b	With respect to each of the Perkins Funds and The Osterweis Fund, we note that in reference to the MDFP, there are no specific discussions regarding the factors that materially affected the Funds’ performance. Please provide more specific discussion.

The Fund will provide a more specific discussion in accordance with Item 21(b)(7) of Form N-1A going forward.

Villere Balanced Fund

3.	With respect to the Fund’s Item 21 (b)(7)(ii)(a) disclosures, we note that the blended index used by the Fund does not constitute a broad-based market index. Please position the S&P 500 Index, the Fund’s broad-based market Index, as the Fund’s first comparison Index. In addition, with respect to the Funds’ Item 2(c)(2)(ii) prospectus disclosures, please also adjust accordingly.

The Fund has made the requested revisions to its annual report dated August 31, 2004 and will make such changes to its next annual update to the Fund’s registration statement, currently scheduled for November 30, 2004. (Please note that the blended index is an additional comparison index that was used in accordance with SEC interpretations.)

Schedule of Investments (The Perkins Opportunity Fund)

4.	We note that the Fund held numerous investments totaling in excess of 5% of the Fund’s total assets. Please confirm that these holdings are due to market appreciation and were not in excess of 5% of the Fund’s total assets at time of purchase.

The Fund meets all applicable diversification requirements. The applicable holdings are in excess of 5% of the Fund’s total assets because of market appreciation.

Note 2 to the Financial Statements

5.	With respect to P21 and the Duncan-Hurst International Growth Fund, in Note 2 to the financial statements, please add additional language explaining that the Funds may hold securities listed on foreign exchanges and may be subject to fair valuation in certain circumstances.

The following language was added to P21’s annual report dated August 31, 2004 and will be added to Duncan-Hurst International Growth Fund’s next semi-annual report:

The Fund may invest substantially in securities traded on foreign exchanges. Investments that are primarily traded on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, or if there were no transactions on such day, at the mean between the bid and asked price. Occasionally, events affecting the value of foreign securities occur between the close of a foreign exchange and the computation of the Fund’s net asset value. If such events occur or market quotations are not readily available, the securities may be valued at their fair value as determined in good faith by or under the direction of the Board of Trustees.

Note 2 to the Financial Statements

6.	For all Funds with short-term cash investments, please provide disclosure as to the accounting treatment of such investments’ interest income.

Each Fund added the following disclosure where applicable: “Interest income is recorded on an accrual basis.”

Note 2 to the Financial Statements (Reclassification of Capital Accounts)

7.	With respect to Portfolio 21 and the Lighthouse Opportunity Fund, please provide consistent disclosure with the other Funds in the Trust specifically relating to the reasons for reclassification between financial and tax reporting.

Portfolio 21 and the Lighthouse Opportunity Fund have made conforming revisions for each Fund’s annual report dated August 31, 2004.

Note 3 to the Financial Statements

8.	We note that some Funds have good disclosure regarding the monies available for recapture of previously waived advisory fees on a disaggregated basis. Please provide such disclosure as applicable.

With respect to the Funds that waive and/or reimburse fees to “cap” expenses, the Trust undertakes to provide disclosure that sets forth potential recapture amounts on a disaggregated basis as applicable, and has done so with respect to the Funds’ August 31, 2004 annual reports.

Note 4 to the Financial Statements

9.	For Funds that utilize a compensation type Rule 12b-1 Distribution Plan, please provide disclosure to the effect that the distribution coordinator may receive fees in excess of actual distribution-related expenditures.

Such Funds will provide approximately the following disclosure in financials as applicable: The fee is paid to the Distribution Coordinator as compensation for distribution related activities, not reimbursement for specific expenses incurred.

Portfolio 21 (August 2003 Annual Report)

10.	We note that Note 7 to the Financial Statements discussed an additional gain to the Fund. Please supplementally provide us with an explanation of the receivable in question and the factors considered by management and the Fund’s auditors to determine the proper treatment of such subsequent event.

The receivable relates to arbitration proceedings brought by minority shareholders of Scandic Hotels AB (“Scandic”), which had been acquired by Hilton Group PLC in 2001. The Fund’s 13,550 shares of Scandic were to be liquidated at a price to be determined by the arbitrator. The Fund’s Board valued the receivable at 147.90 Swedish Kroner per share, which was the compensation amount submitted by the parent company. The receivable was marked to market each day, and the Fund’s Board reviewed the valuation quarterly. At August 31, 2003, the value of the receivable was $239,684 (cost of $184,647). In September 2003, the Fund received a settlement in the amount of $272,728. Because of the material nature of the gain, at the request of the auditors, the Fund disclosed the amount of the settlement in the August 31, 2003 annual report, even though the gain was realized in the following fiscal year.

Trustees and Officers Table (Annual Report)

11.	Please supplementally inform us of the Trust’s definition of the “Fund Complex” with respect to each Fund.

As noted in a footnote to the Trustees and Officers table, Funds sponsored by unaffiliated entities do not hold themselves out as related to any other series within the Trust for investment purposes except those Funds within the Trust with the same or an affiliated investment adviser. Therefore, the Trust utilizes the definition of “Fund Complex” found under Item 12(b) of Form N-1A.

Please respond in writing with in 30 days of the date of our conversation.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me by telephone at 414/765-5344 or by facsimile at 414/212-7309.

Sincerely,

/s/ Chad E. Fickett

Chad E. Fickett
for U.S. BANCORP FUND SERIVCES, LLC

cc:    Catherine MacGregor, Paul, Hastings Janofsky, & Walker LLP
               Linda Kaufmann, Tait, Weller & Baker